Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$702.1	$770.0
Short-term investments (Notes 5 & 6)	13.9	18.0
Receivables (Note 6)	73.7	78.0
Prepaid expenses and other	47.4	46.3
Current assets	837.1	912.3

Royalty, stream and working interests, net	2,135.5	2,050.2
Investments (Notes 5 & 6)	54.8	38.2
Deferred income tax assets	13.1	15.8
Other (Note 7)	54.7	28.4

Total assets	$3,095.2	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities	$18.8	$46.1
Current income tax liabilities	2.5	5.0
Current liabilities	21.3	51.1

Deferred income tax liabilities	39.0	30.0
Total liabilities	60.3	81.1

SHAREHOLDERS’ EQUITY (Note 12)
Common shares	3,147.5	3,133.0
Contributed surplus	46.3	45.8
Deficit	(169.4)	(212.5)
Accumulated other comprehensive income (loss)	10.5	(2.5)
Total shareholders’ equity	3,034.9	2,963.8

Total liabilities and shareholders’ equity	$3,095.2	$3,044.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013

Revenue (Note 8)	$107.7	$93.3	$211.8	$202.1

Costs and expenses
Costs of sales (Note 9)	15.2	13.9	29.8	29.0
Depletion and depreciation (Note 2(d))	39.6	28.2	75.7	62.6
Corporate administration (Notes 10 & 12(c))	4.5	3.6	8.7	7.3
Business development	0.8	0.6	1.3	1.5
Impairment of investments	—	4.5	—	5.9
	60.1	50.8	115.5	106.3

Operating income	47.6	42.5	96.3	95.8

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.3	(9.3)	2.1	(14.0)
Income before finance items and income taxes	48.9	33.2	98.4	81.8

Finance items
Finance income	1.1	0.8	1.8	1.7
Finance expenses	(0.4)	(0.4)	(0.8)	(1.1)
Net income before income taxes	49.6	$33.6	99.4	82.4

Income tax expense (Note 11)	12.7	12.0	27.1	25.4

Net income	$36.9	$21.6	$72.3	$57.0

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $1.2, (2013 -income tax recovery of $1.9), income tax expense of $2.1 (2013 -income tax recovery of $2.7) (Note 5)	6.2	(11.8)	12.1	(17.3)
Currency translation adjustment	39.0	(49.2)	0.9	(73.4)
Other comprehensive income (loss)	45.2	(61.0)	13.0	(90.7)

Total comprehensive income (loss)	$82.1	$(39.4)	$85.3	$(33.7)

Basic earnings per share (Note 13)	$0.25	$0.15	$0.49	$0.39
Diluted earnings per share (Note 13)	$0.25	$0.15	$0.49	$0.39

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2014	2013
Cash flows from operating activities
Net income	$72.3	$57.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	75.7	62.6
Impairment of investments	—	5.9
Other non-cash items	0.2	0.5
Deferred income tax expense (Note 11)	9.6	3.2
Share-based payments (Note 12(c))	2.5	2.3
Unrealized foreign exchange loss	—	2.9
Mark-to-market on warrants (Note 5)	(2.3)	9.1

Changes in non-cash assets and liabilities:
Decrease in receivables	4.3	19.5
Increase in prepaid expenses and other	(45.4)	(5.2)
Decrease in accounts payable and accrued liabilities	(3.7)	(12.8)
Net cash provided by operating activities	113.2	145.0

Cash flows from investing activities
Proceeds on sale of investments	31.2	163.1
Purchase of investments	(26.9)	(56.7)
Proceeds from the sale of gold bullion	53.4	—
Acquisition of working interest in oil & gas properties	—	(0.8)
Acquisition of interests in mineral properties	(160.0)	(61.8)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(0.9)
Purchase of oil & gas well equipment	(1.9)	(3.8)
Net cash (used in) provided by investing activities	(138.1)	40.9

Cash flows from financing activities
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends (Note 12(b))	(45.4)	(52.3)
Proceeds from exercise of warrants (Note 12(a))	1.8	—
Proceeds from exercise of stock options (Note 12(a))	0.9	4.0
Net cash used in financing activities	(43.4)	(49.8)
Effect of exchange rate changes on cash and cash equivalents	0.4	(9.6)
Net change in cash and cash equivalents	(67.9)	126.5
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$702.1	$758.2

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.6	$0.6
Income taxes paid during the period	$25.6	$35.5

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital (Note 12)	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total Equity
Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	72.3	72.3
Other comprehensive income	—	—	13.0	—	13.0
Total comprehensive income	—	—	—	—	85.3
Exercise of stock options	2.0	(1.1)	—	—	0.9
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	2.5	—	—	2.5
Vesting of restricted share units	0.1	(0.1)	—	—	—
Dividend reinvestment plan	9.8	—	—		9.8
Dividends declared	—	—	—	(29.2)	(29.2)
Balance at June 30, 2014	$3,147.5	$46.3	$10.5	$(169.4)	$3,034.9

Balance at January 1, 2013	$3,116.7	$47.2	$105.8	$(120.6)	$3,149.1
Net income	—	—	—	57.0	57.0
Other comprehensive loss	—	—	(90.7)	—	(90.7)
Total comprehensive loss	—	—	—	—	(33.7)
Exercise of stock options	5.2	(1.2)	—	—	4.0
Share-based payments	—	2.3	—	—	2.3
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(51.4)	(51.4)
Balance at June 30, 2013	$3,122.2	$47.9	$15.1	$(115.0)	$3,070.2

The accompanying notes are an intergral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues and cash flow are generated from a diversified portfolio of properties in the United States, Canada, Mexico and Africa. The portfolio includes over 380 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2013, except for the adoption of new accounting standards as described in Note 2(b).  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 6, 2014.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)             Changes in accounting policies

The Company adopted the following new standard, along with any consequential amendments effective January 1, 2014. Any changes were made in accordance with the applicable transitional provisions.

IFRC 21 Levies

In May 2013, the IASB issued IFRC 21, “Levies” (“IFRIC 21”) which provides guidance on the recognition of levies imposed by governments. We adopted IFRC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

c)              New Accounting Standards Issued But Not Yet Effective

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively with early adoption permitted. The Company is currently assessing the impact of IFRS 15 on our consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

d)                   Change in estimate

During the three months ended June 30, 2014, the Company signed a letter of intent agreeing to the restructuring of its Palmarejo gold stream whereby the gold stream would terminate following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. As at June 30, 2014, the Company has received 293,927 ounces under the Palmarejo gold stream. Pursuant to the Company’s accounting policy, Palmarejo is depleted using the units-of-production method over available estimates of proven and probable reserves for Palmarejo. With the proposed restructuring, the estimate of proven and probable reserves has been amended to reflect the remaining ounces to be delivered under the existing gold stream which resulted in an increase to depletion expense of $3.2 million for the three months ended June 30, 2014. The Company estimates that depletion on Palmarejo will increase by approximately $5.3 million for the remainder of 2014 and $10.5 million for 2015.

Note 3 — Acquisitions

(a)         Guadalupe Gold Stream

On June 23, 2014, Franco-Nevada signed a letter of intent (“LOI”) agreeing to purchase a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the LOI, Franco-Nevada will fund a $22.0 million deposit which will be used for development of the Guadalupe underground mine. Franco-Nevada will pay $800 per ounce for each ounce of gold delivered under the new gold stream. The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream.

(b)         AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

(c)          Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2.0% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

(d)         Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

(e)          Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

All of the above transactions which closed prior to June 30, 2014 were accounted for as asset acquisitions, with Cerro Moro being recorded as a royalty interest, Fire Creek/Midas being split between other asset ($33.8 million) and royalty interest ($1.2 million) and Sabodala being classified as a stream asset on the statement of financial position.

Note 4 - Cash and Cash Equivalents

As at June 30, 2014, cash and cash equivalents were primarily held in interest-bearing deposits and highly-liquid government and corporate bonds.

	As at June 30, 2014	As at December 31, 2013
Cash deposits	$684.2	$603.2
Term deposits	12.3	7.0
Treasury bills	—	42.7
Canadian federal and provincial government bonds	5.6	25.8
Corporate bonds	—	91.3
	$702.1	$770.0

Note 5 — Investments

	As at June 30, 2014	As at December 31, 2013
Short-term investments:
Term deposits	$13.9	$7.7
Government bonds	—	10.3
Total short-term investments	$13.9	$18.0
Non-current investments:
Equity investments	$53.2	$32.7
Convertible debentures	—	3.2
Warrants	1.6	2.3
Total investments	$54.8	$38.2

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through transactions; and (ii) warrants in various publicly-listed companies. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.9 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

As at June 30, 2014, the market value of certain of these investments increased compared to their values at March 31, 2014 and the Company recorded an unrealized gain of $6.2 million (2013 — loss of $11.8 million),

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

net of an income tax expense of $1.2 million, (2013 — income tax recovery of $1.9 million) in other comprehensive income (loss).

As at June 30, 2014, the market value of certain of these investments increased compared to their values at December 31, 2013 and the Company recorded an unrealized gain of $12.1 million (2013 — loss of $17.3 million), net of an income tax expense of $2.1 million, (2013 — income tax recovery of $2.7 million) in other comprehensive income (loss).

As at June 30, 2014, the market value of the publicly-traded warrants increased compared to their value at March 31, 2014 and December 31, 2013 and the Company recorded mark-to-market gains of $0.3 million (2013 — loss of $5.1 million) and $2.3 million (2013 — loss of $9.1 million), respectively,  in the consolidated statement of income.

Note 6 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at June 30, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$696.5	$5.6	$—	$702.1
Short-term investments	13.9	—	—	13.9
Receivables from provisional gold equivalent sales	—	13.6	—	13.6
Available-for-sale equity investments	48.3	—	—	48.3
Warrants	1.6	—	—	1.6
	$760.3	$19.2	$—	$779.5

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2013	(Level 1)	(Level 2)	(Level 3)	FairValue
Cash and cash equivalents	$652.9	$117.1	$—	$770.0
Short-term investments	7.7	10.3	—	18.0
Receivables from provisional gold equivalent sales	—	16.3	—	16.3
Available-for-sale securities	27.9	—	—	27.9
Warrants	2.0	—	—	2.0
	$690.5	$143.7	$—	$834.2

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, accounts payable, convertible debentures and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

We have not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests, net(1)	$—	$—	$19.7	$19.7

(1)       Certain royalties, stream and working interests were written down by $112.9 million, which was included in earnings for the year ended December 31, 2013, to their fair value of $19.7 million.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including Canadian and U.S. denominated treasury bills and interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents also include highly-liquid government and corporate bonds which are classified within Level 2 of the fair value hierarchy.

b)                 Short-term investments

The fair values of treasury bills are classified within Level 1 of the fair value hierarchy. The fair values of government and corporate bonds are classified within Level 2 of the fair value hierarchy.

c)              Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)             Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

e)              Royalty, stream and working interests

The fair values of royalty, stream and working interests are determined primarily using a market approach using unobservable cash-flows and dollar value per ounce for comparable entities, where applicable. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 7 — Other

Other assets comprise the following:

	As at June 30, 2014	As at December 31, 2013
Prepaid gold	$24.5	$—
Oil & gas well equipment, net	27.9	26.6
Furniture and fixtures, net	1.0	1.0
Debt issue costs	1.3	0.8
	$54.7	$28.4

Note 8 - Revenue

Revenue is comprised of the following:

	For the three months ended June 30,		For the six months ended June 30,
(expressed in millions)	2014	2013	2014	2013
Mineral royalties	$41.1	$39.1	$83.9	$88.6
Mineral streams	42.9	36.0	85.5	81.4
Oil & gas interests	23.7	18.2	42.4	32.1
Total	$107.7	$93.3	$211.8	$202.1

Note 9 — Costs of sales

Costs of sales comprise:

	For the three months ended June 30,		For the six months ended June 30,
(expressed in millions)	2014	2013	2014	2013
Cost of stream sales	$12.7	$11.5	$25.0	$23.0
Oil & gas operating costs	2.0	1.4	3.5	3.7
Mineral production taxes	0.5	1.0	1.3	2.3
Total	$15.2	$13.9	$29.8	$29.0

Note 10 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended June 30,		For the six months ended June 30,
(expressed in millions)	2014	2013	2014	2013
Short-term benefits(1)	$0.8	$0.8	$1.6	$1.6
Share-based payments(2)	1.2	0.5	2.3	1.0
Total	$2.0	$1.3	$3.9	$2.6

(1)       Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)       Represents the expense of stock options and RSUs earned during the period.

Note 11 - Income taxes

	For the three months ended June 30,		For the six months ended June 30,
(expressed in millions)	2014	2013	2014	2013
Current income tax expense	$8.7	$9.0	$17.5	$22.2
Deferred income tax expense	4.0	3.0	9.6	3.2
Total	$12.7	$12.0	$27.1	$25.4

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 12 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 147,479,955 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three and six months ended June 30, 2014, the Company issued 69,853 common shares (2013 — 113,508 common shares) and 125,269 common shares (2013 — 133,508 common shares), respectively, upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $1.8 million (2013 - $3.7 million) and $2.7 million (2013 - $4.0 million), respectively. In addition, 128,103 common shares (2013 — nil) and 190,218 common shares (2013 — nil) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan for the three and six months ended June 30, 2014.

b)             Dividends

During the three and six months ended June 30, 2014, the Company declared dividends in the amount of $29.2 million (2013 - $26.0 million), or $0.20 per share (2013 - $0.18 per share), and $29.2 million (2013 - $52.0 million), or $0.20 per share (2013 - $0.36 per share), respectively. The Company paid dividends in the amount of $22.9 million (2013 - $26.2 million), or $0.20 per share (2013 - $0.18 per share), and $45.4 million (2013 - $52.3 million), or $0.38 per share (2013 - $0.36 per share), in the three and six months ended June 30, 2014, respectively.

c)              Stock-based payments

During the three and six months ended June 30, 2014, an expense of $1.3 million (2013 - $1.1 million) and $2.5 million (2013 - $2.3 million) related to stock options and restricted share units has been included in the corporate administration on the consolidated statement of income.

Note 13 — Earnings per Share (“EPS”)

	For the three months ended June 30,
(expressed in millions except per share	2014		2013
amounts)	Basic	Diluted	Basic	Diluted
Net income	$36.9	$36.9	$21.6	$21.6
Weighted average shares outstanding	147.3	147.3	146.8	146.8
Effect of dilutive securities	—	1.2	—	1.0
	147.3	148.5	146.8	147.8
EPS	$0.25	$0.25	$0.15	$0.15

	For the six months ended June 30,
(expressed in millions except per share	2014		2013
amounts)	Basic	Diluted	Basic	Diluted
Net income	$72.3	$72.3	$57.0	$57.0
Weighted average shares outstanding	147.3	147.3	146.8	146.8
Effect of dilutive securities	—	1.1	—	1.1
	147.3	148.4	146.8	147.9
EPS	$0.49	$0.49	$0.39	$0.39

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

As at June 30, 2014, 273,396 stock options (2013 — 338,396), warrants to purchase 6,510,769 common shares (2013 — 10,556,369) and 76,407 restricted share units (2013 — 65,351) were excluded from the computation of diluted EPS due to the exercise prices of the stock options and warrants being greater than the weighted average price of the common shares for the three and six months ended June 30, 2014 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2014.